Entero Therapeutics, Inc.

777 Yamato Road, Suite 502

Boca Raton, Florida 33431

June 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jason Drory

Re:	Entero Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3

Filed on May 31, 2024

File No. 333-279896

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on June 10, 2024, or as soon as thereafter practicable.

Please call Jessica Yuan of Ellenoff Grossman & Schole LLP at 212-370-1300 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

/s/ Sarah Romano
Sarah Romano
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP